UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

UNIVERSAL INSURANCE HOLDINGS, INC.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

91359V107

(CUSIP number)

Bradley I. Meier Universal Insurance Holdings, Inc. 1110 W. Commercial Blvd. Fort Lauderdale, Florida 33309 Tel: (954) 958-1200 Fax: (954) 958-1202

(Name, address and telephone number of person authorized to receive notices and communications)

June 22, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(1)	Names of reporting persons Bradley I. Meier
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Inapplicable
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,513,171
	(8)	Shared voting power None.
	(9)	Sole dispositive power 13,513,171
	(10)	Shared dispositive power None.
(11)	Aggregate amount beneficially owned by each reporting person 13,513,171
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 7 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated February 10, 2005 (the “Original 13D”). The Original 13D was amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Commission dated May 5, 2005, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Commission dated August 24, 2007, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Commission dated December 20, 2007, Amendment No. 4 to Schedule 13D (“Amendment No.4”) filed with the Commission dated April 18, 2008, Amendment No. 5 to Schedule 13D (“Amendment No.5”) filed with the Commission dated May 20, 2009 and Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Commission dated May 27, 2010. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.

ITEM 1.	SECURITY AND ISSUER.

Unchanged.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name: Bradley I. Meier

(b)	Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Fort Lauderdale, Florida 33309

(c)	Principal Occupation: President and CEO of Universal Insurance Holdings, Inc.

(d)	During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)	Citizenship: United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to provide the following information:

This Amendment No. 7 relates to Mr. Meier’s disposition of 1,500,000 shares of Common Stock (“Shares”) pursuant to an underwritten offering of securities registered with the Commission on Form S-8.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to provide the following information:

Mr. Meier disposed of the Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Mr. Meier beneficially owns an aggregate of 13,513,171 shares of Common Stock (which includes options to purchase 2,000,000 shares of Common Stock exercisable within 60 days hereof and 174,200 shares of Common Stock issuable upon conversion of Series M Preferred Stock), which represents 33.6% of the outstanding shares of Common Stock. This percentage is based on 40,171,028 shares of Common Stock outstanding as of June 21, 2012, as reported in the Company’s Post-Effective Amendment No. 1 to Form S-8 filed with the Commission on June 22, 2012.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Unchanged.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 25, 2012

By:	/s/ Bradley I. Meier
Name:	Bradley I. Meier